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                     May 18, 2023

       Len Liptak
       Chief Executive Officer
       ProSomnus, Inc.
       5860 West Las Positas Blvd., Suite 25
       Pleasanton, California, 94588

                                                        Re: ProSomnus, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 12, 2023
                                                            File No. 333-269156

       Dear Len Liptak:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Len Liptak
FirstName
ProSomnus,LastNameLen Liptak
            Inc.
Comapany
May        NameProSomnus, Inc.
     18, 2023
May 18,
Page 2 2023 Page 2
FirstName LastName
Amendment No. 2 to Form S-1 filed May 12, 2023

Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Prosomnus
Liquidity and Capital Resources
Liquidity Update, page 57

1. We note your revisions in response to our prior comment 1 and reissue in part. We also note your statement that you "intend to seek additional funding through public financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements."
         Please revise to include balancing disclosure regarding the potential risks that this offering may present to future attempts to raise additional capital. For example, consider whether significant sales of your common stock pursuant to this registration statement could have a negative impact on the market price of your common stock and potentially hinder your ability to raise capital at terms that are acceptable to you or at all.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Peter Strand, Esq.